AGREEMENT

AGREEMENT dated as of September 22, 1993, by and between Nicholas
P. DiPaolo ("Employee") and Salant Corporation, a Delaware corporation ("Salant").

WHEREAS, pursuant to the Employment Agreement, dated September
20, 1993, between Employee and Salant (the "Employment
Agreement"), the Employee is currently the Chairman of the Board of Directors, Chief Executive Officer and President of Salant;

WHEREAS, the Board of Directors of Salant has determined that it would be in the best interest of Salant to have an option to extend the Basic Term (as defined in the Employment Agreement) of the Employee (the "Option");

WHEREAS, pursuant to certain conditions contained in this Agreement, the Employee desires to give Salant the Option.

NOW THEREFORE, in consideration of the respective premises, mutual covenants and agreements of the parties hereto, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. The Option. Subject to the terms and conditions of this Agreement, the Employee hereby grants to Salant the option to extend the Basic Term under the Employment Agreement for a period of one year, commencing on January 1, 1995 and ending on December 31, 1995 (the "Additional Year"). In consideration for the Option, Salant hereby agrees to guarantee that it will fully comply with all of the terms and conditions provided for in the Employment Agreement, including without limitation, Section 4 of the Employment Agreement. The Employee shall receive an annual salary at the rate of $625,000 per year for the Additional Year. All of the other terms and provisions of the Employment Agreement in effect immediately prior to the commencement of the Additional Year shall remain in effect without modification during the Additional Year.

Section 2. Ability to Exercise the Option. The Option granted hereunder shall be exercisable and binding on the Employee only if (i) at the time immediately prior to the commencement of the Additional Year, Salant is in full compliance with all of the terms and conditions provided for in the Employment Agreement, including without limitation, Section 4 of the Employment Agreement, and (ii) Salant has notified the Employee in writing on or before July 1, 1994 of its intention to exercise the Option.

Section 3. Notice. Any notice or other communication which is required or permitted by this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person, transmitted by facsimile or five (5) days after being mailed by registered or certified mail, postage prepaid, return receipt requested, to such party at the address shown below:

If to Salant, care of the following:      If to the Employee,
                                          then to the following:

Salant Corporation                       Mr. Nicholas P. DiPaolo
1114 Avenue of the Americas              8-01 Plymouth Drive
New York, New York  10036                Fair Lawn, NJ  07410
Attention: Todd Kahn, Esq.

Each party may, by notice to other party, change the above address.

Section 4. Entire Agreement; Amendments. This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings as to the Option. No amendment, waiver, modification or discharge of any of the terms of this Agreement shall be valid unless in writing and signed by the party against which enforcement is sought.

Section 5. Successors and Assigns. In the event that Salant shall at any time be merged or consolidated with any other corporation or shall sell or otherwise transfer substantially all of its assets or business to another corporation or entity, the provisions of this Agreement shall be binding upon and inure to the benefit of such corporation or entity surviving or resulting from such merger or consolidation or to which such assets or business shall be so sold or transferred; provided, however, that nothing contained in this Section 5 shall in any way limit, or be construed to limit, the obligations to the Employee, under this Agreement, of Salant or Salant's successors or assigns. This Agreement shall not be assignable by the Employee.

Section 6. Waiver. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach thereof.

Section 7. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original.

     Section 8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. For purposes of any action or proceeding involving this Agreement, Salant and the Employee hereby submit to the jurisdiction of all federal and state courts of competent jurisdiction sitting within the area comprising the Southern District of New York.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

                  SALANT CORPORATION

                  By: \s\ John. S. Rodgers
                     John S. Rodgers, Esq.
                  Executive Vice President,
                  Senior Counsel and Secretary


                     \s\ Nicholas P. DiPaolo
                     Nicholas P. DiPaolo